FEDERATED INVESTMENT SERIES FUNDS, INC.
Federated Investors Funds
4000 Ericsson Drive
Warrendale, Pennsylvania 15086-7561

January 22, 2010

Keith O’Connell
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, DC  20549-4720

RE:         FEDERATED INVESTMENT SERIES FUNDS, INC. (Registrant)
Federated Bond Fund (“the Fund”)
1933 Act File No. 33-33852
1940 Act File No. 811-6061

Dear Mr. O’Connell:

The Registrant is filing this correspondence to respond to your comments on its Rule 485(a) Post-Effective Amendment No. 34 submitted via EDGAR on December 1, 2009.

GLOBAL COMMENTS – THE FEDERATED FUNDS

1. In response to your comment regarding the inclusion of a footnote describing the Fund's "broad-based securities market index" (BBSMI), the Registrant believes that including the BBSMI description is consistent with, and actually furthers, the SEC's intent when it adopted this requirement, in that it helps draw appropriate investor attention to the comparison of the fund's returns with those of the BBSMI.  This is particularly the case when the fund includes additional (non-BBSMI) comparisons.  It is unlikely that an investor will be sufficiently familiar with the characteristics of any given BBSMI to understand its import and relevance, and investors might well be expected to disregard information they do not understand.  If the fund were to omit a description of the BBSMI and yet include descriptions of only the additional, non-BBSMI, indexes, we fear that would lead investors to disregard the BBSMI comparison and focus on the other comparisons (which they would be in a better position to understand).  The Registrant also believes that including descriptions of both the BBSMI and additional indexes, by enabling investors to more fully understand the differences in the performance comparisons, is consistent with general notions regarding omission of material information, as well as the intent of Form N-1A.

FEDERATED BOND FUND

1. Originally, you provided a comment regarding the disclosure in footnote 1 under the “Risk/Return Summary: Fees and Expenses” section, relating to the November 2005 settlement. However, you subsequently waived that comment and no changes will be made to the footnote.

2. Under the “What are the Fund’s Main Investment Strategies?” section, in response to your comment, we have revised the last sentence of the first paragraph to read as follows: “The Fund may also invest in foreign securities, derivative contracts or hybrid contracts (such as, for example, futures contracts, options contracts and swap contracts) to implement its investment strategy as more fully discussed herein.”

3. Under the “Performance: Bar Chart and Table” section, in response to your comment, to the “Average Annual Total Return Table” we have shortened the definition of the index.

4. Under the “Fund Management” section, in response to your comment, we have revised the language to limit the portfolio manager disclosure to Federated Bond Fund’s portfolio manager.

5. Under the “What are the Fund’s Investment Strategies?” section, in response to your comment, we have revised the first sentence to reference foreign securities as follows: The Adviser may invest a portion of the Fund’s assets in foreign securities in the form of corporate debt securities of companies based outside the United States, to diversify the Fund’s holdings and to gain exposure to the foreign market.

If you have any questions, please do not hesitate to contact me at (412) 288-6812.

Very truly yours,

/s/ Diane J. Palmer
Diane J Palmer
Paralegal